UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

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December 5, 2016
Date of report (Date of earliest event reported)
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CAESARS ENTERTAINMENT CORPORATION
(Exact Name of Registrant as specified in its charter)
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Delaware (State of Incorporation)	001-10410 (Commission File Number)	62-1411755 (IRS Employer Identification No.)

One Caesars Palace Drive, Las Vegas, Nevada 89109
(Address of principal executive offices)(zip code)

(702) 407-6000
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
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ITEM 7.01 Regulation FD Disclosure.

On December 5, 2016, Caesars Entertainment Corporation (“CEC”), Caesars Entertainment Operating Company, Inc., a majority owned subsidiary of CEC (“CEOC”) and CEOC’s Chapter 11 debtor subsidiaries announced in a press release that substantially all voting creditor classes have voted to accept CEOC’s proposed plan of reorganization (“Plan”). The Plan remains subject to bankruptcy court approval, required gaming regulatory approvals, the completion of a merger between CEC and Caesars Acquisition Company, and various other closing conditions. The confirmation hearing for the Plan is scheduled to begin on January 17, 2017. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
The information set forth in this Item 7.01 of this Current Report on Form 8-K is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of CEC’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Item 7.01 of this Current Report on Form 8-K shall not be deemed an admission as to the materiality of any information herein that is required to be disclosed solely by reason of Regulation FD.

Important Additional Information
On July 9, 2016, CEC and CAC entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, CEC and CAC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Stockholders are urged to read the Registration Statement and joint proxy statement/prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint proxy statement/prospectus, as well as other filings containing information about CEC and CAC, at the SEC’s website (www.sec.gov), from CEC Investor Relations (investor.caesars.com) or from CAC Investor Relations (investor.caesarsacquisitioncompany.com).
Forward-Looking Statements
This filing contains or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “contemplated,” “might,” “expect,” “intend,” “could,” “would” or “estimate,” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements and are found at various places throughout this Form 8-K. These forward-looking statements, including, without limitation, those relating to the Restructuring, wherever they occur in this filing, are based on CEC management’s current expectations about future events and are necessarily estimates reflecting the best judgment of management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in CEC’s reports filed with the SEC (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein):

- The effects of CEOC’s bankruptcy filing on CEOC and its subsidiaries and affiliates, including CEC and CAC, and the interest of various creditors, equity holders, and other constituents;
- CEC’s limited cash balances and sources of available cash, including CEC’s ability (or inability) to secure additional liquidity to meet its ongoing obligations and its commitments to support the CEOC Restructuring as necessary and CEC’s financial obligations exceeding or becoming due earlier than what is currently forecast;

- The ability to retain key employees during the Restructuring;
- The event that the RSAs may not be consummated in accordance with their terms, or persons not party to the
RSAs may successfully challenge the implementation thereof;
- The length of time CEOC will operate in the Chapter 11 cases and CEOC’s failure to comply with the milestones previously provided by the RSAs or that may be included in other agreements relating to the Restructuring;
- Risks associated with third party motions in the Chapter 11 cases, which may hinder or delay CEOC’s ability to consummate the Restructuring as contemplated by the RSAs;
- Adverse effects of Chapter 11 proceedings on CEC’s liquidity or results of operations; and
- The Merger may not be consummated or one or more events, changes or other circumstances that could occur that could give rise to the termination of the Merger Agreement.
You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. CEC undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits. The following exhibit is being furnished herewith:

Exhibit No.	Description

99.1	Press Release, dated December 5, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS ENTERTAINMENT CORPORATION

Date: December 5, 2016	By: /s/ SCOTT E. WIEGAND
Name: Scott E. Wiegand
Title: Senior Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.    Description

99.1        Press Release, dated December 5, 2016